Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: June 18, 2008

NEWS RELEASE	ELD No. 15-08
TSX: ELD	AMEX: EGO	June 18, 2008

ELDORADO AND FRONTIER REACH AGREEMENT ON ACQUISITION –
ELDORADO’S OFFER VARIED AND EXTENDED TO JULY 2, 2008

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” or “we”) announced today that Eldorado has signed a definitive support agreement (the “Support Agreement”) with Frontier Pacific Mining Corporation (“Frontier”) pursuant to which Frontier’s Board of Directors has agreed to unanimously support Eldorado’s revised offer to acquire all of the outstanding common shares of Frontier (the “Offer”).

In addition to the original Offer consideration of 0.1220 Eldorado common shares and Cdn.$0.0001 in cash, Frontier shareholders will also receive one exchange receipt (an “Exchange Receipt”) for each common share of Frontier. Each Exchange Receipt will entitle its holder to receive, without payment of additional consideration, 0.008 common shares of Eldorado, conditional upon a joint ministerial resolution being issued prior to July 1, 2009 by the Greek Joint Ministerial Council, comprised of the Greek Ministries of Environment, Agriculture, Culture, Development and Health, accepting the environmental terms of reference drafted by the Ministry of the Environment for Frontier’s Perama Hill gold project. If the joint ministerial resolution accepting the environmental terms of reference is not received prior to July 1, 2009, the Exchange Receipts will be cancelled. The Exchange Receipts will be governed by the terms of an indenture to be entered into between Eldorado and an Exchange Receipt trustee. The issuance of the Eldorado common shares underlying the Exchange Receipts will occur automatically upon satisfaction of the conditions governing the terms of the Exchange Receipts. Eldorado will use its best efforts to cause the Exchange Receipts to be listed on the TSX.

Eldorado’s president and chief executive officer, Paul N. Wright, noted “The variance in our Offer for Frontier achieves a consensual transaction which we believe is in the interests of our shareholders.  While we have not altered our view as to the permitting timeline achievable in respect of the Perama Hill project, we believe that the modest additional dilution to our shareholders would be well worth it in the event that we are successful in achieving earlier permitting than is expected.”

The directors and officers of Frontier have entered into lock-up agreements with Eldorado pursuant to which they have agreed to tender their Frontier common shares to the revised Offer. A total of 71,782,616common shares of Frontier, or 41.17 % of its outstanding common shares on a fully diluted basis, are now subject to lock-up agreements with Eldorado, including the April 20, 2008 lock-up agreement with Dundee Precious Metals Inc.

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Based on careful review of the revised terms of the Eldorado Offer among other factors, the Board of Directors of Frontier has determined that the revised Eldorado Offer is fair to Frontier’s shareholders and unanimously recommends that its shareholders accept the revised Offer. Frontier’s financial advisors, Thomas Weisel Partners Canada Inc., has provided an opinion to the Frontier Board of Directors that, subject to the assumptions, limitations and qualifications stated in the opinion, the consideration to be received under the revised Offer is fair, from a financial point of view, to Frontier shareholders.

In compliance with applicable securities laws, Eldorado has extended the revised Offer until 5:00 pm (Toronto time) on July 2, 2008. A Notice of Extension is expected to be mailed to Frontier shareholders by Friday June 20, 2008.

The Support Agreement

The Support Agreement provides for, among other things, non-solicitation and ordinary-course operation covenants, customary “fiduciary out” provisions that entitle Frontier to consider and accept a superior proposal, a right in favour of Eldorado to match a superior proposal and the payment to Eldorado of a termination payment of C$7.2 million in certain circumstances.

About the Offer

Copies of Eldorado’s Offer and Circular dated May 9, 2008, related Letter of Transmittal and Notice of Guaranteed Delivery and Notice of Change in Information dated June 5, 2008 are available on Eldorado’s website at www.eldoradogold.com or from the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com. The Notice of Extension relating to the varied Offer will be available in due course. Frontier shareholders are advised to read these documents as they contain the terms and conditions of Eldorado’s Offer.

Eldorado’s financial adviser is Macquarie Capital Markets Canada Ltd. Its legal advisors are Borden Ladner Gervais LLP in Canada and Dorsey & Whitney LLP in the United States.

How to Tender

Frontier shareholders wishing to accept the Eldorado Offer are encouraged to tender their shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their Frontier shares and all other documents to the offices of Kingsdale Shareholder Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If Frontier shares are held by a broker or other financial intermediary, Frontier shareholders should contact such intermediary and instruct it to tender their Frontier shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Eldorado or Frontier. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

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Eldorado will file the Notice of Extension with the U.S. Securities and Exchange Commission (“SEC”) upon filing with the securities regulatory authorities in Canada. Eldorado has also filed with the SEC a Registration Statement, which includes the offer and take-over bid circular, prospectus, and notice of change in information relating to its offer to Frontier shareholders. ELDORADO URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Eldorado with the Canadian securities regulators at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and other documents may also be obtained for free, from Eldorado’s website or by directing a request to Eldorado’s investor relations department by telephone at 1-888-353-8166, fax 604-687-4026 or e-mail info@eldoradogold.com or by contacting the Information Agent, Kingsdale Shareholder Services Inc., toll free at 1-866-581-1513.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, Turkey, China and the surrounding regions. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright,

President & Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking statements or information within the meaning of the Securities Act (Ontario). Such forward looking statements or information include, but are not limited to statements or information with respect to unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Frontier or Eldorado, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward- looking statements. Specific reference is made to “Forward Looking Statements and Risk Factors” in Eldorado’s Annual Information Form and Form 40 F dated March 31, 2008. Such factors include, amongst others, the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Eldorado’s Annual Information Form and Form 40-F dated March 31, 2008. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of Eldorado’s business contained in Eldorado’s reports filed with the securities regulatory authorities in Canada and the U.S.

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Eldorado Gold Corporation common shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations	Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.conm	Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com

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